FOR IMMEDIATE RELEASE

AutoChina International Reports 174.4% Increase in New Leases during 2013 Third Quarter,

Announces Share Purchase by its Chairman and Chief Executive Officer

Shijiazhuang, Hebei Province, China – October 30, 2013 – AutoChina International Limited (“AutoChina” or the “Company”) (OTC: AUTCF), China’s largest commercial vehicle sales, servicing, leasing, and support network, today provided an operational update on the 2013 third quarter and announced that Honest Best Int’l Ltd., an entity owned by AutoChina’s founder, Chairman, and Chief Executive Officer, Mr. Yong Hui Li, recently purchased shares of the Company.

Third Quarter 2013 Business Update

The Company announced that it recorded 3,166 new leases of commercial vehicles (primarily Class 8 heavy trucks) as part of the Company’s sales-type leasing program in the third quarter of 2013, an increase of 174.4% compared to 1,154 in the third quarter of 2012. At September 30, 2013, the Company had 13,311 leased vehicles under its sales-type leasing program. AutoChina believes that China’s heavy truck industry has begun showing signs of recovery throughout the year, as both output and sales volume have begun to stabilize. Through the first nine months of 2013, the Company recorded 7,612 new leases, a 66.6% increase from 4,569 trucks leased in the prior-year period.

Since launching its commercial vehicle sales and leasing business in March 2008, the Company has leased over 45,000 trucks. An additional 43 trucks were leased under AutoChina’s used commercial vehicle sale-leaseback program during the third quarter of 2013, compared to 201 in the prior-year period.

During the 2013 third quarter, the Company established four additional commercial vehicle financing and service centers, one in Sichuan province, two in Yunnan province, and one in Fujian province. The Company also closed one of its centers in Jiangsu province. As of September 30, 2013, AutoChina operated 538 financing and service centers in 26 provinces.

Share Purchase by AutoChina’s Chairman and Chief Executive Officer

AutoChina also announced that Honest Best Int’l Ltd., an entity owned by Mr. Li, AutoChina’s founder, Chairman, and Chief Executive Officer, recently purchased 90,910 shares of AutoChina’s ordinary shares at a price of $15.00 per share (an aggregate purchase price of $1,363,650) in privately negotiated transactions, in addition to 5,000 shares purchased in the open market.

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October 30, 2013

Because it is a foreign private issuer, AutoChina’s officers and directors are not required to file insider trading reports with the Securities and Exchange Commission. However, in accordance with its commitment to maintaining a policy of transparency with its shareholders, AutoChina’s policy is that any trading of the Company’s securities totaling $250,000 or more conducted by officers or directors during any five consecutive trading days must be disclosed by the Company within 48 hours via a press release.

About AutoChina International Limited:

AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network. AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li. As of September 30, 2013, the Company owned and operated 538 commercial vehicle financing centers in 26 provinces across China, and primarily provides sales-type leasing and support services for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

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October 30, 2013

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company	Investor Relations
Jason Wang	The Equity Group Inc.
Chief Financial Officer	Carolyne Yu
(858) 997-0680 / jcwang@kywmall.com	Senior Associate
(415) 568-2255 / cyu@equityny.com

Adam Prior
Senior Vice President
(212) 836-9606 / aprior@equityny.com